SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer:			Virgin Mobile USA, Inc.
Title of Class of Securities:		common
CUSIP Number:			92769r108

Date of Event Which Requires Filing this Statement:	12/31/07

#1	Alex. Brown Investment Management, LLC
	52-1349876
#4	Maryland
#5	739,800
#6	0
#7	3,279,100
#8	0
#9	3,279,100
#11	6.2%
#12	PN	IA

Item 1.
(a)	Virgin Mobile USA, Inc.
(b)	10 Independence Boulevard, Warren, NJ 07059
Item 2.
(a)	Alex. Brown Investment Management, LLC a registered investment advisor
(b)	217 E. Redwood Street, #1400, Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.
(d)	Common
(e)	92769r108
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
Item 4.
(a)	3,279,100 shares of common stock
(b)	6.2%
(c)
(i)	739,800 shares
(ii)	0 shares
(iii)	3,279,100 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable

Item 10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT, LLC



By:	Lee S. Owen, Co-President

Date:  February 11, 2008